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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDENTS THERETO FILED PURSUANT TO RULE 13D-2

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Infinity Pharmaceuticals, Inc.
(Name of Issuer)
COMMON STOCK, par value $0.001 per share
(Title of Class of Securities)
45665G 30 3
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45665G 30 3	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Novartis Pharma AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,134,809

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH:	8	SHARED DISPOSITIVE POWER:

1,134,809

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,134,809

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45665G 30 3	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Novartis AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,434,478

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH:	8	SHARED DISPOSITIVE POWER:

1,434,478

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,434,478

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1(a) Name of Issuer

Infinity Pharmaceuticals, Inc.

Item 1(b) Address of Issuer’s Principal Executive Office

780 Memorial Drive
Cambridge, MA 02139

Item 2(a) Name of Person Filing

Novartis AG
Novartis Pharma AG

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of the principal offices of Novartis AG and Novartis Pharma AG is:

Lichtstrasse 35
CH-4002
Basel Switzerland

Item 2(c) Citizenship

Novartis AG and Novartis Pharma AG are corporations organized under the laws of Switzerland

Item 2(d) Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e) CUSIP Number

45665G 30 3

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o)

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c)

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c)

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (U.S.C.80a-8)

(e) ☐	An Investment Adviser in accordance with §240.13-1(b)(1)(ii)(E)

(f) ☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) ☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(1)(ii)G)

(h) ☐	A Savings Association as defined in Section 3(b) of the federal Deposit Insurance Act (U.S.C. 1813)

(i) ☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4 Ownership

(a)	Amount beneficially owned		1,434,478 (1)

(b)	Percent of class		7.4%

(c)	No. of shares to which person has

	(i)	sole power to vote or direct the vote	N/A

	(ii)	shared power to vote or direct the vote	1,434,478 (1)

	(iii)	sole power to dispose or to direct disposition	N/A

	(iv)	shared power to dispose or to direct disposition	1,434,478 (1)

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☐

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

(1) Novartis Pharma AG is the record and beneficial owner of 1,134,809 shares of Common Stock. Novartis AG, as parent of Novartis Pharma AG, is the indirect beneficial owner of such 1,134,809 shares of Common Stock. Novartis AG is also the indirect beneficial owner of 299,669 shares of Common Stock owned of record and beneficially by Novartis Bioventures Ltd., a wholly owned subsidiary of Novartis AG.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by
the Parent Holding Company

Not Applicable.

Item 8 Identification and Classification of Members of the Group

Not Applicable.

Item 9 Notice of Dissolution of Group

Not Applicable.

Item 10 Certification

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

Novartis AG
By:	/s/ Peter Rupprecht
	Name:	Peter Rupprecht
	Title:	Authorized Signatory

By:	/s/ Jorg Walther
	Name:	Jorg Walther
	Title:	Authorized Signatory

Novartis Pharma AG
By:	/s/ Joseph Mamie
	Name:	Joseph Mamie
	Title:	Head Operational Treasury

By:	/s/ B. Zulauf
	Name:	B. Zulauf
	Title:	Authorized Signatory

EXHIBIT 1
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Infinity Pharmaceuticals, Inc., a Delaware corporation.
Dated: February 14, 2007

Novartis AG
By:	/s/ Peter Rupprecht
	Name:	Peter Rupprecht
	Title:	Authorized Signatory

By:	/s/ Jorg Walther
	Name:	Jorg Walther
	Title:	Authorized Signatory

Novartis Pharma AG
By:	/s/ Joseph Mamie
	Name:	Joseph Mamie
	Title:	Head Operational Treasury

By:	/s/ B. Zulauf
	Name:	B. Zulauf
	Title:	Authorized Signatory